GLOBAL BUSINESS TRAVEL GROUP, INC.
666 3rd Avenue, 4th Floor

New York, NY 10017
(646) 344-1290

June 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Claudia Rios

RE:	Global Business Travel Group, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-272339

Dear Ms. Rios:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-272339) be accelerated by the Securities and Exchange Commission to 9:00 a.m. New York time on June 13, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gregory A. Fernicola of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2918 and that such effectiveness also be confirmed in writing.

Very truly yours,

Global Business Travel Group, Inc.

By:	/s/ Eric J. Bock
Eric J. Bock
Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

cc:	Gregory A. Fernicola
Skadden, Arps, Slate, Meagher & Flom LLP